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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

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                             BEAUCELAND CORPORATION
                      Commission File Number: 333-118990-11
                                       AND
                                MAAX CORPORATION
                       Commission File Number: 333-118990

                (Translation of registrants' names into English)

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                           1010 SHERBROOKE STREET WEST
                                   SUITE 1610
                                MONTREAL, QUEBEC
                                 CANADA H3A 2R7
                                 (514) 844-4155
             (Address of principal executive offices of registrants)

      Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20-F or Form 40-F.

            Form 20-F [X]                                 Form 40-F [ ]

      Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___________

      Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

      Indicate by check mark whether by furnishing the information contained in this Form the registrants are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes [ ]                                       No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______________

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SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                BEAUCELAND CORPORATION

Date: May 4, 2005               By: /s/ Denis Aubin
                                    --------------------------------------
                                    Name: Denis Aubin
                                    Title: Executive Vice President,
                                    Chief Financial Officer and Secretary

                                MAAX CORPORATION

Date: May 4, 2005               By: /s/ Denis Aubin
                                    --------------------------------------
                                    Name: Denis Aubin
                                    Title: Executive Vice President,
                                    Chief Financial Officer and Secretary

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                                  EXHIBIT INDEX

Exhibit
Number                         Description
------                         -----------
 99.1      Beauceland Corporation (Parent of MAAX Corporation)
           Consolidated Financial Statements for the three-month
           and twelve-month periods and Predecessor Company
           (MAAX Inc.) ended February 28, 2005.

 99.2      MAAX Corporation Press Release dated May 2, 2005.